Cleartronic, Inc.

8000 N Federal Hwy, Suite 100 Boca Raton, FL 33487

June 12, 2008

Mark P Shuman, Esq.

Branch Chief-Legal

Securities and Exchange Commission

Washington, DC 20549

Re:

Cleartronic, Inc., formerly known as GlobalTel IP, Inc.

Comment Letter dated April 17, 2008 to Amendment No. 5 to Form SB-2 on Form S-1

Filed on March 17, 2008

File No. 333-135585

Dear Mr. Shuman:

We have reviewed your letter dated April 17, 2008 concerning our Amendment No. 5. Subsequently, we have filed Amendment No. 6, which as discussed below resolves or answers in whole or in part the concerns or questions addressed in your most recent correspondence. In order to answer the identified questions raised in your inquiry we have referenced both facts operative at the time Amendment No. 5 was filed as well as, when appropriate, those pertinent to Amendment No. 6.

Comment 7.

We have reissued our financial statements for the fiscal year ended September 30, 2007 and our auditors have revised their report (now dual dated) to reflect discontinued operations. The financial statements included in Amendment No. 6 filed on May 28, 2008, now include results from discontinued operations for the periods identified in the audit, and further, include unaudited results from the first six months of the current fiscal year. The audited financial statements include a new note (#11) which discusses the results from discontinued operations. Our discussion about our exit from the VoIP segment of our business operation was clarified and expanded in our recent Amendment No. 6.

Comment 8.

In light of substantial changes to our business operation, including our exit from the VoIP resale business, our accounting policy for revenue recognition and deferred revenues has to a large extent changed and is reflected in our revised financial statements. However, to more fully complete our prior answer (Response to Comment 13 to your letter dated August 7, 2007) below are the factors, including those identified in  EITF 99-19, resolved in favor our gross presentation of revenue from VoIP operations.

Prior to September 30, 2007, recognized revenue in conjunction with pre-authorized customer access to, and, measured consumption of, minutes on its VoIP network.

Earned revenue was recognized net of any taxes collected or any access fee paid by us. We considered verified usage as acceptance of the services provided and believe our internal and external traffic call reports provided documentation the services underlying our commitment had been delivered. Each customer had a unique ID and security PIN that provided some level of protection against unauthorized network utilization. Our clients could verify on our website remaining (unused) minutes attributed to their ID or account.

Elements of Revenue Recognition: Most our former customers purchased pre-paid blocks of minutes and either consumed those units themselves over time or resold those assigned blocks of time to other agents who sold them to end users. Typically, we received payment in advance (at a fixed price [rate] per minute) for these transactions but did not recognize the revenue until the associated call minutes are utilized by the customer. While our former customers have no recourse against us for purchased but unused minutes, we considered all unused minutes as a “deferred revenue” liability. In connection with our exit from our former business, we transferred, at the requests of our former resellers, certain account balances to IMT in August and September 2007, and had no deferred revenue balances at year end.

The guidance promulgated in SAB 104 and previous Staff Accounting Bulletin No. 101 outlined, in general, four criteria [notes omitted] for recognizing earned revenue:

1.

Persuasive evidence of an arrangement exists;

2.

Delivery has occurred or service have been rendered;

3.

The seller’s price to the buyer is fixed or determinable; and

4.

Collectability is reasonably assured.

We viewed our internal systems and usage reports as providing ample evidence of the transaction recorded as revenue for the period stated. By depositing the payment for pre-paid minutes we were assured of collection and had evidence of an arrangement on a fixed rate basis. The Company recorded the revenue simultaneous with incurring its cost for the transaction through call reports generated by its own tracking systems and well as the usage reports supplied by its vendors.

We are an authorized reseller of VoIP telecommunication equipment and software but prior to the filing of Amendment #6 we had minimal revenue attributed to this business segment (see revised Financial Statements filed with Amendment No. 6). All non-telephony services and other revenue or income (e.g., interest income) is recognized on an accrual basis. Monies received in advance for services and products are recorded as customer deposits and also classified as deferred revenue until the components of the underlying agreement with our customers have been completed and/or accepted by our client.

Gross Revenue Presentation of Revenue: Since commencement of revenue operations in 2005 we have recorded revenue as earned on a gross basis versus a net basis.

The staff has requested analysis of our revenue presentation policy in light of EITF 99-19. The issue identified in this EITF (and requirements in SAB 101) was whether or not a company should report revenue on the amount billed to a customer or the net amount retained by the company after paying its supplier.

The transactions which accounted for the overwhelming majority of revenue for the fiscal years ended September 30, 2007 and 2006 provide substantial support that our revenues are fairly stated on a “gross basis” for the periods identified and our auditors have agreed with our presentation as such. We based our decision on the following key facts consistent with the analysis in EITF 99-19:

1.

We were the primary obligor in the arrangement with our former VoIP customers;

2.

We had both general and specific financial risk in the transaction;

3.

We had the ability (within market constraints) to set our own price;

4.

We had discretion (within technological constraints) to select our own supplier and to switch suppliers without prior consent;

5.

We did not earn a fee or commission from suppliers but instead paid suppliers based on rates at the time revenue was earned.

We were the sole obligator to former customers who purchased pre-paid minutes and had the risk of loss for any minutes we purchased from suppliers or any potential loss on our accounts receivables. Our margins were based on a spread between our cost and the price we set for minutes at the time of sale. If supplier rates increased between the time we contracted with a customer and the time the revenue was earned we bore 100% of the risk of that differential. Finally, we had sole authority to determine which traffic we wanted to direct to each of our suppliers and were not paid any form of a commission or fee from suppliers which would justify revenue presentation on a net basis.

Based on the above criteria and enumerated factors, we believe the revenue stated on a gross basis was correct in the financial statements previously filed with the SEC. Our current and revised financial statements now classify this revenue under results from discontinued operations.

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

President, CEO & CFO

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